PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66615

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Marks Baughan Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

161 Washington Street, Suite 1390
(No. and Street)

Conshohocken	PA	19428
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steve Thornton	(626) 356-0200	steve@thorntonandassociates.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Siana Carr O'Connor & Lynam, LLP
(Name – if individual, state last, first, and middle name)

1500 East Lancaster Avenue	Paoli	PA	19301
(Address)	(City)	(State)	(Zip Code)

08/11/2009	3705
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Nicholas Baughan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Marks Baughan Securities LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
Denise DiDonato, Notary Public
Bucks County
My commission expires April 11, 2026
Commission number 1279564
Member, Pennsylvania Association of Notaries

Signature: [signature]

Title:
Managing Member

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Financial Report

MARKS BAUGHAN SECURITIES LLC

December 31, 2024

MARKS BAUGHAN SECURITIES LLC

Financial Statement
For December 31, 2024

and

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I N D E X

SIANA CARR O'CONNOR & LYNAM, LLP
Certified Public Accountants

1500 E. Lancaster Avenue
Paoli, PA 19301

*Phone: 610-296-4200 * Fax: 610-296-3659*
www.scolcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of Marks
Baughan Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Marks Baughan Securities LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Marks Baughan Securities LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Marks Baughan Securities LLC's management. Our responsibility is to express an opinion on Marks Baughan Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Marks Baughan Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Siana Carr O'Connor & Lynam, LLP

SIANA CARR O'CONNOR & LYNAM, LLP

We have served as Marks Baughan Securities LLC's auditor since 2004.

Paoli, PA
February 14, 2025

MARKS BAUGHAN SECURITIES LLC
Statement of Financial Condition
December 31, 2024

Assets	
Cash	$ 5,360,819
Accounts receivable	8,590
Prepaid expenses and other assets	159,059
Property and equipment, net	38,986
Operating lease right-of-use asset	9,408
Total assets	$ 5,576,862
Liabilities and member's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 380,269
Deferred revenue	180,817
Operating lease obligations	10,931
Total liabilities	572,017
Member's equity	5,004,845
Total liabilities and member's equity	$ 5,576,862

(The accompanying notes are an integral part of these financial statements.)

(1) NATURE OF OPERATIONS

Marks Baughan Securities LLC (the "Company") provides merger and acquisition and related advisory services, as well as private placement services, primarily to technology companies. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to section 17 of the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable

The Company carries accounts receivable net of allowance for credit losses. As of December 31, 2024, no allowance for credit losses has been recorded as management considers all accounts receivable to be fully collectible. Management regularly assesses the collectability of receivables principally based on historical experience and age of the accounts receivable.

Deferred revenue at the beginning of the year was $160,095.

Accounts receivable at the beginning of the year was $28,674.

Income taxes

.

The Company is a single-member LLC. As a single-member LLC, the Company will be a disregarded entity for tax purposes whereby its income or loss will be reflected on the single member's personal tax return.

(3) PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2024:

Computer equipment	$ 87,985
Furniture and fixtures	33,000
Website	136,918
	257,903
Less: accumulated depreciation	218,916
	$ 38,986

(4) OPERATING LEASE

The Company entered into a 64-month operating lease for office space commencing on June 1, 2016. The first four months of lease payments were discounted, and the full lease payment commenced on October 1, 2016. This lease was considered an operating lease and is recorded as a right-of-use ("ROU") asset. The ROU asset represents the Company's right to use the underlying asset for the lease term and a corresponding lease liability which is the Company's obligation to make lease payments arising from the lease. The Company recorded an operating ROU asset and lease obligation measured at the present value of lease payments over the lease term. To determine the present value, the Company used an estimated bank borrowing rate to discount lease payments over the lease term. Operating lease expense is recognized on a straight-line basis over the lease term.

On April 10, 2021, the Company signed a lease amendment to extend the term by 40 months from October 1, 2021, to January 31, 2025. Rent for the first six months of lease payments was discounted. The ROU asset and lease obligation were updated to reflect the present value of lease payments starting in April 2021 over the remaining lease life per ASC 842 (Leases).

As of February 01, 2025, the lease will be on a month-to-month basis. Management is currently in negotiation with the landlord to create a second lease amendment.

As of December 31, 2024, the future minimum lease payment under the operating lease is as follows:

2025	10,861
Total lease payments	10,861
Present value adjustments	70
Present value of operating lease libailty	$ 10,931

(5) LIMITED LIABILITY COMPANY

Since the Company is a limited liability company, the member shall not be liable for the debts, liabilities, contracts, or other obligations of the Company except to the extent of any unpaid capital contributions such member has agreed to make to the Company. In addition, no manager shall be liable for the debts, liabilities, contracts, or other obligations of the Company. Neither any manager nor any officer, member, employee, agent, representative, or affiliate of a manager shall have any liability to the Company or any member of any loss, cost or expense suffered or incurred by the Company or any member that arises out of or relates to any action or inaction of any such person if such action or omission to act was undertaken in good faith upon a determination that such course of conduct did not constitute gross negligence or willful misconduct on the part of the person.

The duration of the Company is perpetual.

(6) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1. As of December 31, 2024, the Company had net capital, as defined, of $4,798,210, which was $4,760,703 in excess of its minimum required net capital of $37,507. The Company's ratio of aggregate indebtedness to net capital was .12 to 1 as of December 31, 2024.

(7) CONCENTRATIONS

The Company maintains cash at one financial institution which is insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2024, the uninsured balance was $5,124,941. The Company believes it mitigates the risk of holding uninsured deposits by depositing funds with a major financial institution. The Company has not experienced any losses in its accounts and believes it is not exposed to any significant financial risk.

(8) SUBSEQUENT EVENTS

Management has evaluated subsequent events through the issuance of the financial statements.